SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A

A Publicly Held Company
CNPJ nº 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL FACT

In  accordance with the provisions of Law nº 6.404/76 (the “Brazilian Corporations Law”) and the Brazilian Securities Commission’s (Comissão de Valores Mobiliários, or “CVM”) Instruction 358/02, the management of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) announces to the market that the Company became aware today of the execution of the Shareholders’ Agreement between Votorantim Industrial S.A. and BNDES Participações S.A. – BNDESPar, an electronic copy of which will be made available on the Internet websites of the Company (www.vcp.com.br) and the CVM (www.cvm.gov.br).

The Company also announces that it is providing the appropriate records to Banco Itaú S.A., the depositary institution of the shares issued by the Company, in compliance with the main clause of Article 118 and Paragraph 1 of the Brazilian Corporations Law.

São Paulo, October 30, 2009.

Votorantim Celulose e Papel S.A.
Marcos Grodetzky
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 30, 2009	By:	/s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer and Investor Relations Officer